Exhibit (a)(2)(A)

Mercury Interactive Corporation
379 North Whisman Road
Mountain View, California 94043 USA
(650) 603-5200

August 17, 2006

Dear Stockholder:

        We are pleased to inform you that on July 25, 2006, Mercury Interactive Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Hewlett-Packard Company, a Delaware corporation ("Hewlett-Packard"), and Mars Landing Corporation, a Delaware corporation and a wholly-owned subsidiary of Hewlett-Packard ("Purchaser").

        Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the "Common Stock") at a price of $52.00 per share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and related materials enclosed with this letter. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on September 14, 2006. Following the successful completion of the cash tender offer, Purchaser will be merged into the Company, and all shares of Common Stock not purchased in the tender offer (other than shares held by dissenting stockholders, if applicable) will be converted into the right to receive $52.00 in cash per share.

        The Company's board of directors has unanimously approved the Merger Agreement, the tender offer, and the merger, and has determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and the merger) are at a price and on terms that are in the best interests of the Company and the holders of Common Stock. Accordingly, the Company's board of directors unanimously recommends that you accept the tender offer and tender your Common Stock to Purchaser pursuant to the tender offer.

        In arriving at its recommendations, the Company's board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of Goldman Sachs & Co., dated July 25, 2006, to the effect that the $52.00 per share in cash to be received by holders of Common Stock in the tender offer and the merger is fair from a financial point of view to such holders, as of the date of such opinion.

        Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

                      Very truly yours,

                      Anthony Zingale
                       President and Chief Executive Officer

379 North Whisman Road, Mountain View, CA 94043    tel: 650.603.5200    fax: 650.603.5300    www.mercury.com